SECURITIES AND EXCHANGE COMMISSION
                 Washington, DC 20549

                     Schedule 13G

     Under the Securities and Exchange Act of 1934
                   (Amendment No. 7)


            TRI CITY BANKSHARES CORPORATION
                   (Name of Issuer)

             Common Stock, $1.00 par value
            (Title of Class of Securities )


                       895364107
                    (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 895364107                 Page 2 of 5 Pages


1)   Name of Reporting Person

      William Gravitter

     SS or IRS Identification Nos. of Above Person

     ###-##-####

2)   Check the Appropriate Box if A Member of Group
     (See Instructions)
                                        (a) [ ]
                                        (b) [ ]

3)   SEC Use Only


4)   Citizenship or Place of Organization

     United States


     Number of                (5)  Sole Voting Power 202,287
     Shares
     Beneficially Owned       (6)  Shared Voting Power 3,850
     by Each Reporting
     Person With              (7)  Sole Dispositive Power  202,287

                              (8)  Shared Dispositive Power  3,850


9)   Aggregate Amount Beneficially Owned by Each
Reporting Person

     206,137

10)  Check if the Aggregate Amount in Row (9) Excludes
Certain Shares
     (See Instructions)

     Not Applicable

11)  Percent of Class Represented By Amount in Row 9

     8.1%

12)  Type of Reporting   Person
     (See Instructions)

     IN

CUSIP No. 895364107                  Page 3 of 5 Pages

Item 1(a) Name of Issuer.

          Tri City Bankshares Corporation

Item 1(b) Address of Issuer's Principal Executive
Offices

          6400 South 27th Street
          Oak Creek, Wisconsin  53154

Item 2(a) Names of Person Filing.

          William Gravitter

Item 2(b) Address of Principal Business Office:

          6400 South 27th Street
          Oak Creek, Wisconsin  53154

Item 2(c) Citizenship:

          United States

Item 2(d) Title of Class of Securities.

          Common Stock, $1.00 par value

Item 2(e) CUSIP Number.

          895364107

Item 3    If this statement is filed pursuant to Rule
          13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  ___  Broker Dealer registered under Section 15 of the Act
          (b)  ___  Bank as defined in Section 3(a)(6) of the Act
          (b) ___ Insurance Company as defined in Section 3(a)(19) of the Act
          (c) ___ Investment Company registered under Section 8 of the Investment Company Act
          (d) ___ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
          (e) ___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;
                    see 240.13d-1(b)(1)(ii)(F)
          (f) ___ Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
          (g)  ___  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

CUSIP No. 895364107                Page 4 of 5 Pages

Item 4.  Ownership

(a)  Amount Beneficially Owned

     206,137

(b)  Percent of Class

     8.1%

(c)  Number of shares as to which such person has

     (i)  sole power to vote or to direct the vote

          202,287

     (ii) shared power to vote or to direct vote

          3,850

     (iii) sole power to dispose or to direct disposition of

          202,287

     (iv) shared power to dispose or to direct disposition of

          3,850

Item  5. Ownership of Five Percent or Less of a Class.

          not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          not applicable

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security Being
         Reported On By the Parent Holding Company.

        not applicable


Item 8. Identification and Classification of Members of the Group.

        not applicable

Item 9.  Notice of Dissolution of the Group.

          not applicable

Item 10. Certification.

          Not applicable.

CUSIP No. 895364107               Page 5 of 5 Pages


                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


                                 /S/ William Gravitter
                                 ------------------------
Date February 26, 1997           William Gravitter